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                                                                                               EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

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                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                  1997      1998      1999      2000     2001     6/30/02
Fixed Charges:
  Interest on First Mortgage Bonds              $55,156   $47,323   $43,207   $40,602   $34,575   $23,731
  Interest on Other Long-term Debt               15,525    23,594    25,878    25,878    27,365    30,367
  Interest on Short-term Debt                     5,104     3,493     2,460     2,412     4,914     3,718
  Miscellaneous Interest Charges                  4,729     4,459     4,659    14,205     3,755     2,853
  Estimated Interest Element in Lease Rentals     4,100     5,300     4,600     5,300     4,800     4,800
     Total Fixed Charges                        $84,614   $84,169   $80,804   $88,397   $75,409   $65,469

Earnings:
  Income Before Extraordinary Item             $119,379  $133,044  $150,270  $120,202  $191,900  $192,390
  Plus Federal Income Taxes                      69,760    71,202    82,686   116,590    94,148    98,063
  Plus State and Local Income Taxes                   6         3        89       136     8,811     6,389
  Plus Fixed Charges (as above)                  84,614    84,169    80,804    88,397    75,409    65,469
     Total Earnings                            $273,759  $288,418  $313,849  $325,325  $370,268  $362,311

Ratio of Earnings to Fixed Charges                 3.23      3.42      3.88      3.68      4.91      5.53
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